Registration Statement No. 333–218897 Pricing Supplement No. 3092I; Rule 424(b)(2)

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell nor do they seek an offer to buy the notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 7, 2018.

Deutsche Bank AG

Fixed Rate InterNotes®

Issue Price	Interest Rate	Interest Payment Frequency	First Interest Payment Date	First Interest Payment Amount
100.00%	3.00% (per annum)	Semi-Annual	February 16, 2019*	$15.00 (rounded to the nearest cent)

Aggregate Principal Amount: $

Interest Type: Fixed

Redemption at Issuer’s Option: N/A

InterNotes® (the “notes”) issued by Deutsche Bank AG, London Branch (the “Issuer”) are unsecured, unsubordinated senior non-preferred obligations of Deutsche Bank AG.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Additional Risk Considerations” beginning on page 2 of this pricing supplement.

Placement Agent: Incapital LLC

Agents: Deutsche Bank Securities Inc. and Incapital LLC

Offering Date:	August 7, 2018
Trade Date:	August 13, 2018
Issue Date:	August 16, 2018
Redemption Date(s):	N/A
Maturity Date:	February 16, 2020
Minimum Denominations:	$1,000
Principal Amount:	$1,000
CUSIP / ISIN:	25155MLJ8 / US25155MLJ89
Listing:	The notes will not be listed on any securities exchange.

*     Notwithstanding what is provided in the accompanying product supplement, the Interest Payment Dates will be the 16th day of every sixth month, beginning on February 16, 2019 and ending on the Maturity Date.

	Price to Public	Maximum Discounts and Commissions(1)	Proceeds to Issuer
Per Note	100.00%	0.425%	99.575%
Total	$	$	$
(1) The Agents may receive discounts and commissions of up to 0.225% or $2.25 per $1,000 Principal Amount of notes. Each dealer will purchase the notes from the Agents at a price between 99.575% and 99.80% of the Principal Amount, which may be different from the prices paid by other dealers. With respect to sales of notes by such dealer to level-fee based accounts, the issue price of such notes will be the price paid by such dealer, in which case, such dealer will not retain any portion of the issue price as compensation. For more detailed information about discounts and commissions, please see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Deutsche Bank Securities Inc., an Agent for this offering, is our affiliate. For more information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

DTC Book Entry Only
InterNotes® is a registered servicemark of Incapital Holdings LLC

By acquiring the notes, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure (as defined in the accompanying product supplement) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership.

In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to us, our unsecured unsubordinated senior non-preferred obligations, including the notes, would rank junior to, without constituting subordinated debt, all our other outstanding unsecured unsubordinated obligations, and would be satisfied only if all such other unsecured unsubordinated obligations have been paid in full. Consequently, higher losses could be allocated to our unsecured unsubordinated senior non-preferred obligations, including the notes, than to our other outstanding unsecured unsubordinated obligations. If insolvency proceedings are opened against us or a Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see the accompanying product supplement, prospectus supplement and prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

Product supplement I dated April 20, 2018: https://www.sec.gov/Archives/edgar/data/1159508/000095010318005020/crt_dp89813-424b2.pdf

Prospectus supplement dated July 7, 2017: https://www.sec.gov/Archives/edgar/data/1159508/000119312517224065/d412421d424b21.pdf

Prospectus dated July 7, 2017: https://www.sec.gov/Archives/edgar/data/1159508/000119312517224058/d603970d424b21.pdf

August , 2018

Additional Risk Considerations

The notes may be written down, be converted into ordinary shares or other instruments of ownership or become subject to other resolution measures. You may lose some or all of your investment if any such measure becomes applicable to us.

Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations described under “Description of Notes — Resolution Measures and Deemed Agreement” in the accompanying product supplement, the notes are subject to the powers exercised by the competent resolution authority to impose Resolution Measures on us, which may include: writing down, including to zero, any claim for payment on the notes; converting the notes into ordinary shares of (i) Deutsche Bank AG, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital (and issue to or confer on the holders (including the beneficial owners) such ordinary shares or instruments); or applying any other resolution measure including, but not limited to, transferring the notes to another entity, amending, modifying or varying the terms and conditions of the notes or cancelling the notes. We refer to each of these measures as a “Resolution Measure.” The competent resolution authority may apply Resolution Measures individually or in any combination. Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent resolution authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that extraordinary public financial support for troubled banks, if any, would potentially be used only as a last resort after having asserted and exploited, to the maximum extent possible, any other measures, including any Resolution Measures.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure and we would have no obligation to make payments under the notes following the imposition of such Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Eligible Liabilities Senior Indenture dated April 19, 2017 among us, The Bank of New York Mellon, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, authenticating agent, issuing agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure. In addition, secondary market trading in the notes may not follow the trading behavior associated with other types of securities issued by other financial institutions that may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the Trustee and the Paying Agent, the authenticating agent, the issuing agent and the registrar (each, an “indenture agent”) for, agree not to initiate a suit against the Trustee or any indenture agent in respect of, and agree that the Trustee and the indenture agents will not be liable for, any action that the Trustee or any of the indenture agents takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

In a German insolvency proceeding or in the event of the imposition of resolution measures with respect to us, the notes will rank junior to all of our other outstanding senior unsecured unsubordinated obligations, and will be satisfied only if all of our other senior unsecured unsubordinated obligations have been paid in full. Such ranking might result in higher losses being allocated to the notes than to our other outstanding unsecured unsubordinated obligations.

The German law provides that, in a German insolvency proceeding of an issuer, certain specifically defined senior unsecured debt instruments would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. This prioritization would also be given effect if Resolution Measures are imposed on the Issuer, so that obligations under debt instruments that rank junior in insolvency as described above would be written down or converted into common equity tier 1 instruments before any other senior unsecured obligations of the Issuer are written down or converted. A large portion of our liabilities consist of senior unsecured obligations that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations according to German law or are expressly exempted from such definition.

Among those unsecured unsubordinated obligations that do not constitute debt instruments are instruments with an initial maturity of less than one year as well as senior unsecured instruments of indebtedness whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a customary fixed or floating reference interest rate and is settled by monetary payment. This order of priority under the German Banking Act would apply in German insolvency proceedings instituted or in the event of the imposition of Resolution Measures with respect to us, with effect for debt instruments then outstanding, irrespective of when the relevant securities were issued. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to us, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “structured” debt securities, and which do not, referred to herein as the “non-structured” debt securities. We expect the notes to be classified as “non-structured” debt securities, but the competent regulatory authority or court may classify the notes differently.

Since January 1, 2017, according to the German Banking Act, our non-structured senior unsecured debt instruments have become subordinated, by operation of law, to all of our other outstanding unsecured unsubordinated obligations, including debt instruments issued prior to January 1, 2017. To harmonize the ranking of unsecured debt instruments issued by banks in the European Union, a directive amending the Bank Recovery and Resolution Directive was published on December 27, 2017. The relevant changes were implemented into German law by amending Section 46f(5) to (9) of the German Banking Act. The German Banking Act in its form before the amendments of July 21, 2018, as described above, remains applicable to debt instruments issued prior to July 21, 2018. Accordingly, debt instruments constituting “senior non-preferred” debt prior to the changes continue to rank as senior non-preferred debt even if they do not contain an express reference to their lower ranking as required for issuances from and after July 21, 2018.

Following the effectiveness of the changes to the German Banking Act on July 21, 2018, our structured senior debt securities will continue to constitute “senior preferred” debt securities. In addition, we will now be able to issue “non-structured” senior debt securities as “senior preferred” debt securities, ranking pari passu with our structured senior debt securities, which was not possible before the changes became effective. Such new senior preferred debt securities, whether “structured” or “non-structured,” will rank pari passu with, among other obligations, debt instruments with an initial term of less than one year, derivatives and, generally, corporate deposits (unless they rank even more senior).

Accordingly, (i) our non-structured senior debt securities that were issued before July 21, 2018 and subordinated by operation of law and (ii) our eligible liabilities senior debt securities (including the notes) that constitute our unsecured unsubordinated non-preferred obligations will rank junior to our structured senior debt securities issued before July 21, 2018 and our senior debt securities that were issued on or after July 21, 2018. If insolvency proceedings are opened against us or if Resolution Measures are imposed on us, our “senior non-preferred” debt instruments, including the non-structured senior debt securities issued before July 21, 2018 and the eligible liabilities senior debt securities (including the notes), would be written down or converted prior to our “senior preferred” debt securities, including the non-structured senior debt securities issued on or after July 21, 2018, the structured senior debt securities and the senior debt funding securities described in the accompanying prospectus. Consequently, higher losses could be allocated to our eligible liabilities senior debt securities (including the notes)  than to our other outstanding unsecured unsubordinated obligations. You may lose some or all of your investment in the notes if insolvency proceedings are opened against us or a Resolution Measure becomes applicable to us.

Recent legislative developments may have a negative impact on the market value and liquidity of our senior non-preferred debt instruments (including the notes) and, more generally, our operations and financial condition.

In November 2016, the European Commission proposed substantial amendments to, among other laws, the Capital Requirements Regulation and the Capital Requirements Directive (commonly referred to as “CRR 2” and “CRD 5,” respectively), the Bank Recovery and Resolution Directive and the SRM Regulation. On May 24, 2018, the Council of the EU published a Presidency compromise regarding, among other proposals, CRR 2, CRD 5 and the Bank Recovery and Resolution Directive. If implemented, the proposals will amend, among others, the CRR/CRD 4 legislative package in order to incorporate various remaining elements of the regulatory framework agreed within the Basel Committee and the Financial Stability Board. This includes more risk-sensitive capital requirements, in particular a requirement for global systemically important banks, such as us, to hold certain minimum levels of capital and other instruments which are capable of bearing losses in resolution (“Total Loss-Absorbing Capacity” or “TLAC”). The proposals also include requirements for instruments of indebtedness in order to qualify as eligible liabilities for TLAC purposes or, as it will be implemented into European law, the minimum requirement for own funds and eligible liabilities.  It is expected that most of the proposed amendments will begin to be applied at the end of 2020 at the earliest, other than for the TLAC requirements, which are expected to apply from January 2019. Based upon the current proposals, we expect the notes to qualify as eligible liabilities instruments for the minimum requirement for own funds and eligible liabilities, as described and provided for in the bank regulatory capital provisions to which we are subject. The possibility for us to issue non-structured senior debt securities as “senior preferred” debt instruments may have a negative impact on the market value and liquidity of our senior non-preferred debt instruments (including the notes). Furthermore, in the context of the possibility to issue senior preferred debt securities and senior non-preferred debt instruments, and in light of the lower ranking of the latter, the European Central Bank announced on December 14, 2017 that it will cease to accept senior non-preferred debt instruments as collateral for central bank refinancing purposes, subject to certain grandfathering arrangements until December 31, 2018. Also, more generally, the current proposals, as well as the economic and financial environment at the time of implementation and beyond, can have a negative impact on our operations and financial condition and they may require us to raise additional capital or issue additional eligible liabilities senior debt securities.

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